Exhibit 4.2

CERTIFICATE OF DESIGNATION OF RIGHTS, PREFERENCES AND LIMITATIONS OF
SERIES B CONVERTIBLE PREFERRED STOCK OF
RXBIDS

RxBids, a corporation organized and existing under the laws of the State of Nevada (the “Company”), DOES HEREBY CERTIFY:

Pursuant to authority expressly granted to and vested in the Board of Directors of the Company (the “Board of Directors”) by the Amended and Restated Articles of Incorporation, dated November 11, 2010 (as may be amended from time to time, the “Articles of Incorporation”), the Board of Directors adopted resolutions on January 26, 2011 (i) designating a series of the Corporation’s previously authorized preferred stock, par value $0.01 per share (the “Preferred Stock”), and (ii) providing for the designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof, of 4,000 shares of Preferred Stock, as follows:

RESOLVED, that pursuant to the authority vested in the Board of Directors by the provisions of the Articles of Incorporation, a series of Preferred Stock be, and it hereby is, created out of the 8,500,000 authorized but unissued shares of Preferred Stock, such series to be designated Series B Convertible Preferred Stock (the “Series B Preferred Stock”), to consist of 4,000 shares, par value $0.01 per share, which shall have the following preferences, powers, designations and other special rights:

1.           Authorized Number.  Four Thousand (4,000) shares of the authorized shares of Preferred Stock are hereby designated “Series B Convertible Preferred Stock” with a par value $0.01 per share.  Such number of shares may from time to time be decreased (but not below the number of shares of Series B Preferred Stock then outstanding) by the Board of Directors by a certificate executed, acknowledged and filed with the Secretary of State of the State of Nevada setting forth a statement that a specified decrease therein has been authorized and directed by a resolution duly adopted by the Board of Directors.  In case the number of authorized shares of the Series B Preferred Stock shall be so decreased, the number of shares so specified in the certificate shall resume the status of authorized but unissued shares of preferred stock, undesignated as to series.  Shares of Series B Preferred Stock that are redeemed, purchased, converted or otherwise acquired by the Company shall be cancelled and shall revert to authorized but unissued shares of preferred stock, undesignated as to series.

2.           Conversion of Series B Preferred Stock.  The Series B Preferred Stock, in the aggregate shall be convertible into shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”) as set forth in the Section 2.

(a)           Conversion Rate.  All of the shares of Series B Preferred Stock (the “Total Series B Shares”) shall be convertible in the aggregate into thirty-five percent (35%) of the total issued and outstanding shares of the Common Stock as of, and regardless of, the date of conversion (the “Conversion Rate”) without any additional consideration by the holder to effectuate the conversion, in the manner provided for herein.  The Conversion Rate shall not be subject to dilution, modification or any other change, regardless of any action undertaken by the Board of Directors or shareholders of the Company.  Without limiting the generality of the foregoing, there shall be no adjustment to the Conversion Rate or the number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock for the first reverse stock split of the Company’s issued and outstanding Common Stock which is to occur promptly following the date that this Certificate of Designation is filed with the Secretary of State of Nevada.

(b)           Voluntary Conversion.  Any holder of Series B Preferred Stock shall have the right, at the Conversion Rate, to convert such holder’s portion of the Total Series B Shares at any time, in whole or in part, into shares of Common Stock at any time following the date that the Company publicly discloses via a filing of an Annual Report on Form 10-K with the U.S. Securities and Exchange Commission that the Company’s audited gross revenue in any fiscal year exceeds Seventy Five Million Dollars ($75,000,000).  In order to convert the shares of Series B Preferred Stock into Common Stock, a holder shall surrender at the office of the Company a certificate(s) for the shares of Series B Preferred Stock, duly endorsed to the Company or in blank, and give written notice to the Company at said office that such holders elects to convert such shares as specified in the notice.  Shares of Series B Preferred Stock shall be deemed to have been converted immediately prior to the close of business on the date of surrender of such shares for conversion, and the person(s) entitled to receive shares of Common Stock issuable upon such conversion shall be treated, for all purposes, as the record holder(s) of such shares of Common Stock at such time.  In the event of a partial conversion of the Series B Preferred Stock, the number of shares of Common Stock issuable upon such conversion shall be determined on a pro rata basis, based on the percentage of the Total Shares of Series B Preferred Stock so converted.

(c)           Mandatory Conversion.  In the event the Company shall disclose via a filing of an Annual Report on Form 10-K with the U.S. Securities and Exchange Commission that the Company’s audited gross revenue in any two consecutive fiscal years exceeds Seventy Five Million Dollars ($75,000,000), then, all shares of Series B Preferred Stock will automatically convert into shares of Common Stock at the Conversion Rate, subject to Section 2(d).  Notwithstanding anything herein to the contrary, any of the events in Section 2(c)(i)-(iv) shall also trigger an automatic conversion of all of the issued and outstanding shares of Series B Preferred Stock, which automatic conversion will be deemed to have occurred immediately prior to the occurrence of such event:

(i)           a merger or consolidation in which the Company is a constituent party; other than any such merger or consolidation in which the shares of capital stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least fifty percent (50%), by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another company immediately following such merger or consolidation, the parent company of such surviving or resulting corporation (provided, that, for the purpose of this Section 2(c)(i), all shares of Common Stock issuable upon exercise of options, warrants or similar rights outstanding immediately prior to such merger or consolidation or upon conversion of the Series B Stock outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger  or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged);

(ii)           the sale, in a single transaction or series of related transactions, of at least seventy five percent (75%) of the then issued and outstanding equity securities of the Company by the then existing shareholders of the Company, except where such sale is to a wholly-owned subsidiary of the Company;

(iii)           the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Company of all or substantially all the assets of the Company or any of its subsidiaries, except where such sale, lease, transfer or other disposition is to a wholly-owned subsidiary of the Company, and/or except for security interests which the Company may grant to lender(s) providing financings for the Company; or

(iv)           any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary.

(d)           Additional Provisions Applicable to All Conversions.  Any conversion of Series B Preferred Stock into Common Stock pursuant to this Section 2 shall be subject to the following additional terms and provisions, unless otherwise stated herein.

(i)           The Company shall not be required to issue any fractions of shares of the Common Stock upon conversion of the Series B Preferred Stock into Common Stock.

(ii)           In the event that the Company shall at any time subdivide or combine into a greater or lesser number of shares the outstanding shares of Common Stock, the conversion of the Series B Preferred Stock shall not be affected.  Accordingly, the Series B Preferred Stock will convert at the Conversion Rate following any such subdivision or combination.

(iii)           As promptly as practicable after any conversion, the Company shall issue and deliver at its offices a certificate(s) for the number of full shares of the Common Stock issuable upon any such conversion, to the person(s) entitled to receive the same.  The Company shall issue the certificates(s) for Common Stock in the name(s) so designated with such legends affixed or restrictions imposed as required by federal, state or jurisdictional securities laws as determined by legal counsel for the Company; provided that the Company is not advised by its counsel that the issuance of such certificate(s) would be in violation of federal, state or jurisdictional securities law.

(iv)           Except in the case of a mandatory conversion as provided for herein, the percentage of the Total Series B Shares that may be converted in any twelve (12) month period shall not exceed One-Third (1/3) of the Total Series B Shares.

(v)           The issuance of certificates for shares of Common Stock upon conversion of any shares of the Series B Preferred Stock shall be made without charge for any tax in respect of such issuance.  However, if any certificate is to be issued in a name other than that of the holder of record as the Series B Preferred Stock so converted, the person or persons requesting, the issuance thereof shall pay to the Company the amount of any tax which may be payable in respect of any transfer involved in such issuance, or shall establish o the satisfaction of the Company that such tax has been paid or is not due and payable.

3.           Voting Rights of Series B Preferred Stock.

(a)           General.  Except as expressly provided for herein or except as otherwise required by law, each share of Series B Preferred Stock shall vote with the holders of Common Stock as a single class.  Each share of Series B Preferred Stock shall be entitled to cast such number of votes on the record date fixed for such meeting, or on the effective date of such written consent, as shall be equal to one and a half (1.5) times the number of shares of the Common Stock into which such Series B Preferred Stock is convertible immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent.

(b)           Matters Affecting Series B Preferred Stock.  So long as any Series B Preferred Stock shall be outstanding, the Company shall not, without first obtaining the affirmative vote or written consent of the holders of not less than a majority of the then-outstanding shares of Series B Preferred Stock:

(i)           amend or repeal any provision of, or add any provision to, the Articles of Incorporation or the Company’s By-laws if such action would alter or change the preferences, rights, privileges or powers of, or the restrictions provided for the benefit of, the Series B Preferred Stock; or

(ii)           issue or create any series or class of equity securities with rights on parity with or superior to the Series B Preferred Stock (or any security convertible into, or exchangeable or exercisable for shares of any series or class of equity securities on parity with or superior to the Series B Preferred Stock) or increase the rights or preferences of any series or class of equity securities having rights or preferences that are junior to the Series B Preferred Stock so as to make the rights or preferences of such series or class senior to the Series B Preferred Stock;

4.           Liquidation Rights. The Series B Preferred Stock shall not have a liquidation preference but the holders thereof shall participate in any liquidation of the Company as holders of Common Stock upon mandatory conversion of the Series B Preferred Stock as provided for herein.

5.           Dividends Rights.  The holders of the Series B Preferred Stock shall be entitled to receive dividends, out of any funds legally available therefor, when, as and if, declared by the Board, pari passu with the holders of Common Stock, on an as converted basis.  If the Company at any time or from time to time after the date the first share of Series B Preferred Stock is issued (the “Series B Original Issue Date”) makes, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Company, in each such event provision shall be made so that the holders of Series B Preferred Stock shall receive the amount of other securities of the Company pari passu with the holders of Common Stock, on a fully converted basis.

6.           No Reissuance of Series B Preferred Stock.  No share or shares of Series B Preferred Stock acquired by the Company by reason of purchase or otherwise shall be reissued as Series B Preferred Stock, and all such shares of Series B Preferred Stock shall be cancelled, retired and eliminated from the shares of Series B Preferred Stock, as applicable, which the Company shall be authorized to issue. Any such shares of Series B Preferred Stock acquired by the Company shall have the status of authorized and unissued shares of Preferred Stock and may be redesignated and reissued in any series other than as Series B Preferred Stock.

6.           No Preemptive Rights.  No holder of the Series B Preferred Stock shall be entitled to rights to subscribe for, purchase or receive any part of any new or additional shares of any class, whether now or hereinafter authorized, or of bonds or debentures, or other evidences of indebtedness convertible into or exchangeable for shares of any class of the Company.

7.           Amendment.  The terms, conditions, rights and preferences contained in this Certificate of Designation may be amended, modified, waived, amended and restated or replaced in its entirety upon the approval of the Board with the consent of at lease a majority of the then-outstanding shares of Series B Preferred Stock voting as a separate class.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Certificate of Designation of Series B Preferred Stock to be duly executed by its President on this 26th day of January, 2011.

RXBIDS

By:	/s/ Avi Koschitzki
Name: Avi Koschitzki
Title: President and Chief Executive Officer